February 7, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler
Mr. Greg Belliston
Mr. Todd Sherman
Mr. Donald Abbott

Re:	NightHawk Radiology Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 24, 2006

File No. 333-128820

Gentlemen:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated February 1, 2006 relating to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-128820) filed with the Commission on January 24, 2006.

The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement. For the convenience of the Staff, we are enclosing marked copies, complete with exhibits, of Amendment No. 5.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

FORM S-1

Dilution, page 26

1.	Please expand your disclosure to clarify that your historical net tangible book value amounts excludes redeemable common and preferred stock totaling $25.2 million.

Consistent with the conversation between Mr. Sherman and the undersigned, in response to the Staff’s comment the Company has revised the disclosure on page 26 of Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments — Fourth Quarter Financial Performance, page 32

2.	Please balance your disclosure to discuss the estimate of your net income (loss) for the fourth quarter and the year ended December 31, 2005.

As discussed by Mr. Sherman and the undersigned, we are informed by the Company that the Company is not yet able to provide any reliable estimate of net income (loss) for the fourth quarter or the year ended December 31, 2005. The audit of the Company’s financial statements for the year ended December 31, 2005 has not been completed. The Company is confident that the general statements made under “Recent Developments — Fourth Quarter Financial Performance” with respect to operating costs and expenses incurred during the fourth quarter of 2005 are accurate. However, any estimate of net income (loss) for those periods at this time would have a high risk of inaccuracy, and the Company believes that the current disclosure in the Registration Statement provides the most balanced disclosure to investors with regard to the fourth quarter and the year, with the lowest risk of inaccuracy, that is possible at this time.

Summary Compensation Table, page 75

3.	We note you now include 2005 executive compensation information. It appears you deleted the 2004 information. Please include the 2004 information in the filing in addition to the 2005 information. See Instruction to Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the 2004 executive compensation information.

NightHawk Radiology Holdings Inc. and Subsidiaries Financial Statements

Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-9

Note 9. Employee Benefits and Stock Plans, page F-17

4.	We note your disclosure of an assumed initial offering price of $13.00 per share. Please provide the following additional disclosure for equity instruments granted during the nine months ended September 30, 2005 or the year ended December 31, 2005, as appropriate:

a.	For each grant date: the number of options or shares granted, the exercise price, and the fair value of the common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page F-23 of the Registration Statement to provide the information requested.

b.	Disclose how the exercise price and fair value of the common stock was determined.

In response to the Staff’s comment, the Company has revised its disclosure on page F-23 of the Registration Statement to provide the information requested.

c.	If a valuation was used to assist management in determining the fair value of your common stock, disclose whether the valuation was contemporaneous or retrospective and if the valuation specialist was a related party.

In response to the Staff’s comment, the Company has revised its disclosure on page F-23 of the Registration Statement to disclose that the valuations used to assist management in determining the fair value of its common stock were performed contemporaneously by an unrelated valuation specialist.

d.	If you did not obtain a contemporaneous valuation performed by an unrelated party, please expand your disclosure in MD&A to provide the following:

•	Discuss the significant factors, assumptions, methodologies used in determining fair value.

•	A discussion of each significant factor contributing to the difference between the fair value as of the grant date and the estimated IPO price.

•	Discuss the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

In response to the Staff’s comment and pursuant to the conversations between Mr. Paul Cartee of the Company and Mr. Sherman, the Company has revised its disclosure on pages 35 and 36 of the Registration Statement to disclose the requested information.

Exhibit 5.1: Legal Opinion

5.	We note you filed the legal opinion with this amendment 4. The last sentence of the second paragraph reads, “We are not licensed to practice law in the State of Delaware, and our opinions as to the Delaware General Corporation Law are based solely on our review of standard compilations of the official statutes of Delaware and without reference to its conflict of law rules.” Please delete this sentence.

•	Although we do not object to counsel rendering an opinion on Delaware law when it is not licensed in Delaware, the explicit statement that counsel is not licensed in Delaware may be interpreted as a qualification.

•	If counsel is unable to provide an opinion that excludes the qualification that the opinion is “based solely on our review of standard compilations of the official statutes of Delaware and without reference to its conflict of law rules,” then it may be necessary for you to obtain counsel in that jurisdiction.

In response to the Staff’s comment, the sentence identified above has been deleted as requested, and a new Exhibit 5.1 has been filed with Amendment No. 5.

6.	We note the opinion with respect to both the primary shares and the secondary shares is based on the “Delaware General Corporation Law.” Please confirm to us that the reference and limitation to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

In response to the Staff’s comment, we confirm that the reference and limitation to “Delaware General Corporation Law” includes statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

*    *     *

Please direct your questions or comments regarding this letter or Amendment No. 5 to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/S/ PATRICK J. SCHULTHEIS
Patrick J. Schultheis

Enclosures

cc:	Paul E. Berger, M.D.

Paul E. Cartee, Esq.

NightHawk Radiology Holdings, Inc.

Mark J. Handfelt, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq.

Davis Polk & Wardwell